June 8, 2026

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, N.E.

Washington, D.C. 20549

Attn: Tim Buchmiller

Re:	XOMA Royalty Holdings Corporation
Registration Statement on Form S-4 filed on May 26, 2026 (File No. 333-296211)

To Whom it May Concern:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended (the “Act”), XOMA Royalty Holdings Corporation, a Nevada corporation (the “Company”), hereby respectfully requests that the effective time of the above referenced Registration Statement on Form S-4 filed by the Company be accelerated to 4:00 p.m., Eastern Time, on June 10, 2026 or as soon thereafter as practicable, unless we or our outside counsel, Gibson, Dunn & Crutcher LLP, request by telephone that such Registration Statement be declared effective at some other time. In making this acceleration request, the Company acknowledges that it is aware of its obligations under the Act.

Once the Registration Statement is effective, please orally confirm the event with our counsel, Gibson, Dunn & Crutcher LLP by calling Ryan A. Murr at (415) 393-8373.

Very truly yours,

XOMA Royalty Holdings Corporation

By:	/s/ Owen Hughes
Name:	Owen Hughes
Title:	President, Secretary and Treasurer

cc:	Jeffrey Trigilio, XOMA Royalty Holdings Corporation Maricel Montano, XOMA Royalty Corporation Branden C. Berns, Gibson, Dunn & Crutcher LLP